Form 40-F
period 2003-06-30
INTRAWEST CORP
filed 2003-11-06
CIK 1035146

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2003          COMMISSION FILE NUMBER: 1-14596

                              INTRAWEST CORPORATION
   --------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     CANADA
   --------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                        TELEPHONE NUMBER : (604) 669-9777
   --------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                                   PTSGE CORP.

                          925 FOURTH AVENUE, SUITE 2900
                            SEATTLE, WASHINGTON 98104
                        TELEPHONE NUMBER : (206) 623-7580
   --------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

                 7011                                    NOT APPLICABLE
------------------------------------             -------------------------------
    (Primary Standard Industrial                 (I.R.S. Employer Identification
Classification Code (if applicable))                  Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------        -----------------------------------------
          Common Shares                  New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

         9.75% Senior Notes due 2008

         10.5% Senior Notes due 2010

         7.50% Senior Notes due 2013


For annual reports, indicate by check mark the information filed with this Form:

[X]   Annual information form          [X]   Audited annual financial statements

      Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      47,852,244 common shares as at June 30, 2003

      Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

      Yes  [ ]                               No  [X]

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

      Yes  [X]                               No  [ ]

================================================================================

                                   UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in the said securities.

                       DISCLOSURE CONTROLS AND PROCEDURES

      Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

              CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      As of the end of the period covered by this report, there were no significant changes in the Registrant's internal controls that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       INTRAWEST CORPORATION

                                       By: /s/ ROSS J. MEACHER
                                           -------------------------------------
                                           Name:  Ross J. Meacher
                                           Title: Corporate Secretary
                                           Date:  September 15, 2003

                                 CERTIFICATIONS

I, Joe S. Houssian, certify that:

      1. I have reviewed this annual report on Form 40-F of Intrawest Corporation ("Intrawest");

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Intrawest as of, and for, the periods presented in this annual report;

      4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

            b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

      6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: September 15, 2003

                                       By: /s/ JOE S. HOUSSIAN
                                           -------------------------------------
                                           Name:  Joe S. Houssian
                                           Title: President and
                                                  Chief Executive Officer

I, Daniel O. Jarvis, certify that:

      1. I have reviewed this annual report on Form 40-F of Intrawest Corporation ("Intrawest");

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Intrawest as of, and for, the periods presented in this annual report;

      4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

            b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

      6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: September 15, 2003

                                       By: /s/ DANIEL O. JARVIS
                                           -------------------------------------
                                           Name:  Daniel O. Jarvis
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

      1. Annual Information Form of the Registrant dated September 15, 2003 (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2003 and the audited consolidated financial statements of the Registrant for the year ended June 30, 2003, together with the auditor's report thereon).

      2.       Consent dated September 2, 2003 of KPMG LLP, Chartered
               Accountants.

      3. Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.