Form 40-F
period 2004-06-30
INTRAWEST CORP
filed 2004-09-21
CIK 1035146

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

FOR THE FISCAL YEAR ENDED JUNE 30, 2004          COMMISSION FILE NUMBER: 1-14596

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

      47,921,744 common shares as at June 30, 2004

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

                                       INTRAWEST CORPORATION

                                       By: /s/ ROSS J. MEACHER
                                           -------------------------------------
                                           Name:  Ross J. Meacher
                                           Title: Corporate Secretary and
                                                  Chief Privacy Officer
                                           Date:  September 13, 2004

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

Dated: September 13, 2004

                                       By: /s/ JOE S. HOUSSIAN
                                           -------------------------------------
                                           Name:  Joe S. Houssian
                                           Title: President and
                                                  Chief Executive Officer

I, John E. Currie, certify that:

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

Dated: September 13, 2004

                                       By: /s/ JOHN E. CURRIE
                                           -------------------------------------
                                           Name:  John E. Currie
                                           Title: Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

      1. Annual Information Form of the Registrant dated September 13, 2004 (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2004 and the audited consolidated financial statements of the Registrant for the year ended June 30, 2004, together with the auditor's report thereon).

      2.       Consent dated September 2, 2004 of KPMG LLP, Chartered
               Accountants.

      3. Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      4. Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference.