Form 40-F
period 2005-06-30
INTRAWEST CORP
filed 2005-09-28
CIK 1035146

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

FOR THE FISCAL YEAR ENDED JUNE 30, 2005          COMMISSION FILE NUMBER: 1-14596

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

      47,957,110 common shares as at June 30, 2005

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

      Yes  [X]                               No  [ ]

================================================================================

                       DISCLOSURE CONTROLS AND PROCEDURES

      Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

              CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      As of the end of the period covered by this report, there were no significant changes in the Registrant's internal controls over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

                         CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

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

                                       INTRAWEST CORPORATION

                                       By: /s/ ROSS J. MEACHER
                                           -------------------------------------
                                           Name:  Ross J. Meacher
                                           Title: Corporate Secretary and
                                                  Chief Privacy Officer
                                           Date:  September 20, 2005

                  CERTIFICATIONS PURSUANT TO RULE 13(a)-14(a).

I, Joe S. Houssian, certify that:

1.       I have reviewed the Annual Report on Form 40-F of Intrawest
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.


Dated:  September 20, 2005

                                         By: /s/ JOE S. HOUSSIAN
                                             -----------------------
                                         Name:    Joe S. Houssian
                                         Title:   President and
                                                  Chief Executive Officer

                  CERTIFICATIONS PURSUANT TO RULE 13(a)-14(a).

I, John E. Currie, certify that:

1.       I have reviewed the Annual Report on Form 40-F of Intrawest
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.


Dated:  September 20, 2005

                                       By: /s/ JOHN E. CURRIE
                                           -----------------------
                                       Name:    John E. Currie
                                       Title:   Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

      1. Annual Information Form of the Registrant dated September 20, 2005 (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2005 and the audited consolidated financial statements of the Registrant for the year ended June 30, 2005, together with the auditor's report thereon).

      2.       Consent dated September 2, 2005 of KPMG LLP, Chartered
               Accountants.

      3. Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      4. Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference.