Form 40-F
period 2006-06-30
INTRAWEST CORP
filed 2006-09-21
CIK 1035146

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

FOR THE FISCAL YEAR ENDED JUNE 30, 2006          COMMISSION FILE NUMBER: 1-14596

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

         7.50% Senior Notes due 2013
         6.875% Senior Notes due 2009

For annual reports, indicate by check mark the information filed with this Form:

[X]   Annual information form          [X]   Audited annual financial statements

      Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      49,063,126 common shares as at June 30, 2006

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

                        AUDIT COMMITTEE FINANCIAL EXPERT

      The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Paul Manheim has been determined to be such audit committee financial expert and is independent. The Commission has indicated that the designation of Mr. Manheim as an audit committee financial expert does not make Mr. Manheim an "expert" for any other purpose, impose any duties, obligations or liability on Mr. Manheim that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

                                 CODE OF ETHICS

      The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant's "Intrawest Corporation Standards of Business Conduct" can be found on the Registrant's web site at www.intrawest.com. No waivers from or material amendments to the provisions of the code were made in the fiscal year covered by this Annual Report on Form 40-F.

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

                                       INTRAWEST CORPORATION

                                       By: /s/ ROSS J. MEACHER
                                           -------------------------------------
                                           Name:  Ross J. Meacher
                                           Title: Corporate Secretary and
                                                  Chief Privacy Officer
                                           Date:  September 20, 2006

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


Dated:  September 20, 2006

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


Dated:  September 20, 2006

                                       By: /s/ JOHN E. CURRIE
                                           -----------------------
                                       Name:    John E. Currie
                                       Title:   Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

      1. Annual Information Form of the Registrant dated September 20, 2006 (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2006 and the audited consolidated financial statements of the Registrant for the year ended June 30, 2006, together with the auditor's report thereon).

      2.       Consent dated September 20, 2006 of KPMG LLP, Chartered
               Accountants.

      3. Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.